UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 418,092 million profit as of September 2024, compared to Ch$ 275,658 million profit for the same period of 2023. This improvement is mainly explained by better results in our Generation business, a more efficient generation mix and greater energy sales, partly offset by lower gas sales this year. Quarterly, the Company’s net income for Q3 2024 reached a Ch$ 167,267 million profit, which represents a 3.3% increase when compared to the figure for Q3 2023.

•	Operating revenues increased 12.3% to Ch$ 3,567,606 million as of September 2024, mainly due to greater energy sales in both the Generation and the Distribution and Networks business segments, partially offset by lower gas sales in the Generation business this year. Similarly, during Q3 2024, operating revenues increased 21.2% to Ch$ 1,255,254 million, mainly due to greater energy sales in both business segments in addition to greater gas sales this last quarter in the Generation business.

•	Procurement and services costs reached Ch$ 2,360,642 million as of September 2024, which represents a 3.2% increase when compared to the figure for the same period of 2023, mainly explained by greater energy purchase costs in our Distribution and Networks business, partially offset by lower energy purchases and fuel consumption costs in the Generation segment. During Q3 2024, procurement and services costs increased 23.7% to Ch$ 777,080 million, mainly explained by greater energy purchase costs in the Distribution and Networks business, and also greater other variable procurement and services costs in the Generation business.

•	As a result of the factors previously mentioned, the Company´s EBITDA increased 46.3% to Ch$ 941,558 million as of September 2024 when compared to September 2023. Similarly, during Q3 2024, EBITDA increased 18.3% to Ch$ 379,815 million.

•	Financial result went from a Ch$ 48,993 million expense as of September 2023 to a Ch$ 105,976 million expense as of September 2024, mainly explained by greater losses from exchange rate differences and financial expenses. During Q3 2024, the financial result recorded a higher expense of Ch$ 56,256 million compared to 3Q 2023, totaling a Ch$ 57,397 million expense, mainly explained by greater losses from exchange rate differences and less financial income.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

•	During the first nine months of 2024, Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), added 249 MW net additional capacity by completing the Don Humberto photovoltaic power plant (81 MW) and its energy storage system BESS (67 MW) that is located in the Chile’s central region, in addition to the battery energy storage systems of El Manzano (67 MW) and La Cabaña 2 (34 MW).

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation amounted to 18,584 GWh as of September 2024, 5.9% more (+1,033 GWh) than the figure for the same period of 2023, mainly due to greater hydroelectric (+1,585 GWh), wind (+445 GWh) and solar (+126 GWh) power dispatch. During Q3 2024, net electricity generation decreased 7.6% (-533 GWh) to 6,465 GWh primarily due to better hydrology during 2023 and lower thermal dispatch during Q3 2024.

•	Physical energy sales increased 11.5% (+2,792 GWh) to 26,990 GWh as of September 2024 when compared to the same period of 2023, mainly explained by an increase in regulated customer sales and spot market sales. During Q3 2024, physical energy sales increased 7.1% (+597 GWh) to 9,005 GWh, mainly due to greater regulated and unregulated customer sales.

•	Operating revenues as of September 2024 increased 3.3% to Ch$ 2,600,017 million when compared to September 2023, primarily due to greater energy sales explained by both greater physical sales and a higher average sales price when expressed in Chilean pesos. During Q3 2024, operating revenues increased 14.3% when compared to Q3 2023 to Ch$ 925,716 million, primarily due greater energy sales and higher gas sales this last quarter.

•	Procurement and services costs reached a total Ch$ 1,520,739 million as of September 2024, 13.7% less than the figure for the same period of 2023, mainly due to lower fuel consumption costs and gas commercialization costs this year. During Q3 2024, procurement and services costs increased 7.8% to Ch$ 483,876 million, primarily responding to greater energy purchase costs and greater gas sales costs.

•	As a result of the abovementioned, EBITDA as of September 30, 2024, of the Company’s Generation business reached Ch$ 920,889 million, 51.0% more than the figure for the same period of 2023. EBITDA for Q3 2024, increased 24.0% from Ch$ 309,188 million in Q3 2023 to Ch$ 383,245 million this quarter.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

	Cumulative			Quarterly
Physical Data	Sep-24	Sep-23	% Change	Q3 2024	Q3 2023	% Change

Total Sales (GWh)	26,990	24,198	11.5%	9,005	8,408	7.1%
Total Generation (GWh)	18,584	17,550	5.9%	6,465	6,998	(7.6%)

Distribution & Networks

•	Physical sales reached 11,254 GWh as of September 2024, representing a 3.1% increase (+342 GWh) when compared to September 2023, mainly in the industrial and commercial customer segments. Physical sales during Q3 2024 followed the same trend reaching 3,847 GWh, 3.1% (+115 GWh) more than the figure for Q3 2023.

•	The total number of end customers grew 1.6% during the first nine months of 2024 to 2,153,129, mainly residential and commercial end customers. Annual energy losses went from 5.1% in September 2023 to 5.8% in September 2024.

•	Operating revenues increased 33.8% when compared to September 2023 reaching Ch$ 1,284,020 million, mainly due to higher energy sales partly explained by greater physical sales. During Q3 2024, operating revenues reached Ch$ 453,711 million, 41.9% higher than the figure for Q3 2023 due to higher energy sales.

•	Procurement and services costs amounted to Ch$ 1,132,986 million as of September 2024, 39.0% higher than the same period of last year, mainly due to higher energy purchase costs. During Q3 2024, procurement and services costs amounted to Ch$ 410.096 million, representing a 51.2% increase when compared to Q3 2023.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 64,540 million as of September 2024, 6.3% less than the figure for the same period of 2023. EBITDA for Q3 2024 followed a similar trend reaching Ch$ 11,200 million, 48.0% less than the figure for Q3 2023.

	Cumulative			Quarterly
Physical Data	Sep-24	Sep-23	% Change	Q3 2024	Q3 2023	% Change

Total Sales (GWh)	11,254	10,912	3.1%	3,847	3,732	3.1%
Number of Customers	2,153,129	2,120,136	1.6%	2,153,129	2,120,136	1.6%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt as of September 2024 was US$ 4,765 million, US$ 358 million more than the balance as of December 2023. This variation was mainly explained by the following:

-	A total US$ 540 million net increase in committed credit line debt with Enel Finance International during the first nine months of 2024.
-	Amortization of Enel Generación Chile’s Yankee bond for US$ 400 million in April 2024.
-	Amortization of the first installment of Enel Chile’s debt with Enel Finance International in June 2024 for approximately US$ 81 million (total loan US$ 644 million approximately).
-	New loan granted by Citibank to Enel Chile and an IRS linked to BCI bank for US$ 286 million in May 2024.
-	Full repayment of Enel Chile’s committed credit line with BBVA/Mizuho in June 2024 for US$ 100 million.
-	Enel Chile amortization of a bank loan and related IRS with Santander Bank for US$ 50 million in June 2024.
-	Full disbursement of Enel Chile’s committed credit line with DNB Bank/Citibank in August 2024 for US$ 150 million.
-	Amortization of Enel Generación Chile’s H and M bonds for US$ 21 million.
-	A US$ 34 million increase in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 531 million
-	Undisbursed committed credit lines : US$ 750 million

The average cost of Enel Chile’s debt went from 4.9% in December 2023 to 5.0% in September 2024.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and debt in the long term. Therefore, we have cross currency swaps and forward contracts that amount to US$ 231 million and US$ 368 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On September 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution No. 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in September 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year until its expiration date set at December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution No. 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The US$ 1.8 billion regulated customer accounts receivable limit established by Law No. 21,472 was reached in February 2024.

On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.
-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.
-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.
-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

Customers that consume over 350 kWh per month are to pay the actual price of energy and capacity as of the publication date of the node price decree for the first semester of 2024 and an additional charge (MPC charge) enabling the repayment of the debt accumulated by PEC and MPC mechanisms. Customers that consume 350 kWh per month or less are to pay the actual price of energy and capacity as of the publication date of the node price decree for the second semester of 2024 and the additional MPC charge as of the publication date of the node price decree of the first semester of 2025.

The sale of Arcadia Generación Solar S.A.:

>	The division of Enel Green Power Chile S.A., and the resulting creation of Arcadia Generación Solar S.A., with the same shareholders and the same number of shares as Enel Green Power S.A., became effective on January 1, 2023. The new company received all the assets and liabilities of Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko power plants. On October 24, 2023, Enel Chile sold its entire 99.99% share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA for approximately US$ 556 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,716 MW[1] net installed capacity as of September 30, 2024. Our generation assets are diversified, and focus on renewable energy, which represents 77%[2] of the Enel Chile’s total net installed capacity. A total of 3,512 MW come from hydroelectric power plants, 1,965 MW from thermal power plants that operate using gas or fuel oil, 2,050 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 203 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended September 30, 2024, and 2023:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-24	Sep-23	% Change	Q3 2024	Q3 2023	% Change	Sep-24	Sep-23

Sistema Eléctrico Nacional (SEN)	26,990	24,198	11.5%	9,005	8,408	7.1%	44.7%	41.4%

Distribution & Networks segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement for an unlimited period of time to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended September 30, 2024, and 2023:

1 Includes an additional 249 MW net capacity during the first nine months of 2024 and 2 additional MW from repowering Rapel hydroelectric power plant. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as "Additional" refers to the nominal capacity that is electromechanically operational.

2 Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

	Energy Sales						Energy Losses
(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Sep-24	Sep-23	% Change	Q3 2024	Q3 2023	% Change	Sep-24	Sep-23

Distribution & Networks Business	11,254	10,912	3.1%	3,847	3,732	3.1%	5.8%	5.1%

Other Information	Sep-24	Sep-23	% Change

Number of Customers	2,153,129	2,120,136	1.6%
Customers/Employees	3,873	3,575	8.3%

The following chart presents electricity sales revenue per business segment and customer type on a cumulative and quarterly basis as of September 30, 2024, and 2023:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23

Generation:	2,330,603	2,063,693	(332,940)	(314,474)	1,997,663	1,749,219
Regulated customers	1,148,948	1,005,707	(291,661)	(280,974)	857,287	724,733
Non regulated customers	1,058,677	983,229	(41,279)	(33,500)	1,017,398	949,729
Spot market	122,978	74,757	-	-	122,978	74,757
Distribution & Networks:	1,249,690	917,530	(15,026)	(13,310)	1,234,664	904,220
Residential	671,053	467,616	-	-	671,053	467,616
Commercial	350,822	275,026	-	-	350,822	275,026
Industrial	94,099	75,644	-	-	94,099	75,644
Other	133,716	99,244	(15,026)	(13,310)	118,690	85,934
Less: Consolidation adjustments	(347,966)	(327,783)	-	-	-	-

Total Energy Sales	3,232,327	2,653,440	(347,966)	(327,784)	3,232,327	2,653,439

Million Chilean pesos variation in Ch$ and %	578,887	21.82%	-	-	578,888	21.82%

	Quarterly Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q3 2024	Q3 2023	Q3 2024	Q3 2023	Q3 2024	Q3 2023

Generation:	798,084	716,080	(129,295)	(101,759)	668,789	614,321
Regulated customers	392,143	329,562	(116,173)	(88,549)	275,970	241,013
Non regulated customers	378,293	357,518	(13,122)	(13,210)	365,171	344,308
Spot market	27,648	29,000	-	-	27,648	29,000
Distribution & Networks:	443,917	308,636	(5,188)	(5,698)	438,729	302,938
Residential	251,472	164,513	-	-	251,472	164,513
Commercial	116,627	87,873	-	-	116,627	87,873
Industrial	32,334	22,534	-	-	32,334	22,534
Other	43,484	33,716	(5,188)	(5,698)	38,296	28,018
Less: Consolidation adjustments	(134,483)	(107,457)	-	-	-	-

Total Energy sales	1,107,518	917,259	(134,483)	(107,457)	1,107,518	917,259

Million Chilean pesos variation in Ch$ and %	190,259	20.74%	-	-	190,259	20.74%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of September 30, 2024, reached a Ch$ 418,092 million profit, which represents a Ch$ 142,434 million increase when compared to the figure for the same period of last year. During Q3 2024, net income attributable to the shareholders of Enel Chile reached a Ch$ 167,267 million profit, which is Ch$ 5,352 million more than the Ch$ 161,916 million profit booked for Q3 2023.

The following chart compares the cumulative and quarterly figures of each item of the income statement as of September 30, 2024, and 2023:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-24	Sep-23	Change	% Change	Q3 2024	Q3 2023	Change	% Change

REVENUES	3,567,606	3,177,263	390,343	12.3%	1,255,254	1,035,976	219,278	21.2%
Sales	3,508,088	3,059,025	449,063	14.7%	1,231,722	998,348	233,375	23.4%
Other operating revenues	59,518	118,238	(58,720)	(49.7%)	23,532	37,629	(14,097)	(37.5%)
PROCUREMENT AND SERVICES	(2,360,642)	(2,287,556)	(73,087)	3.2%	(777,080)	(628,168)	(148,912)	23.7%
Energy purchases	(1,538,157)	(1,271,839)	(266,317)	20.9%	(483,759)	(347,744)	(136,015)	39.1%
Fuel consumption	(282,465)	(452,487)	170,022	(37.6%)	(68,673)	(104,249)	35,576	(34.1%)
Transportation expenses	(288,320)	(269,323)	(18,997)	7.1%	(111,872)	(101,145)	(10,727)	10.6%
Other variable procurement and service cost	(251,701)	(293,905)	42,205	(14.4%)	(112,776)	(75,030)	(37,745)	50.3%
CONTRIBUTION MARGIN	1,206,964	889,707	317,256	35.7%	478,174	407,808	70,366	17.3%
Other work performed by entity and capitalized	25,947	27,949	(2,002)	(7.2%)	7,907	10,274	(2,367)	(23.0%)
Employee benefits expense	(121,677)	(124,020)	2,342	(1.9%)	(39,472)	(42,681)	3,209	(7.5%)
Other fixed operating expenses	(169,675)	(150,164)	(19,511)	13.0%	(66,795)	(54,307)	(12,488)	23.0%
GROSS OPERATING INCOME (EBITDA)	941,558	643,473	298,085	46.3%	379,815	321,094	58,721	18.3%
Depreciation and amortization	(222,588)	(183,243)	(39,344)	21.5%	(77,291)	(67,569)	(9,721)	14.4%
Impairment loss (Reversal) for applying IFRS 9	(14,883)	(10,420)	(4,464)	42.8%	(4,092)	(2,379)	(1,712)	72.0%
OPERATING INCOME (EBIT)	704,087	449,810	254,277	56.5%	298,432	251,145	47,287	18.8%
FINANCIAL RESULT	(105,976)	(48,993)	(56,983)	116.3%	(57,397)	(1,141)	(56,256)	n/a
Financial income	62,018	66,055	(4,037)	(6.1%)	9,207	28,576	(19,369)	(67.8%)
Financial expenses	(173,769)	(143,144)	(30,625)	21.4%	(54,053)	(56,457)	2,404	(4.3%)
Gain (Loss) for indexed assets and liabilities	21,893	9,201	12,692	137.9%	1,992	1,291	701	54.3%
Foreign currency exchange differences, net	(16,118)	18,896	(35,014)	(185.3%)	(14,543)	25,449	(39,992)	(157.1%)
OTHER NON-OPERATING RESULTS	6,448	8,634	(2,186)	(25.3%)	4,273	1,111	3,162	284.5%
Net Income from other investments	(292)	1,833	(2,125)	(115.9%)	40	(57)	96	(169.5%)
Net Income from sale of assets	-	586	(586)	(100.0%)	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method	6,740	6,215	526	8.5%	4,234	1,168	3,065	262.4%
NET INCOME BEFORE TAXES	604,559	409,451	195,108	47.7%	245,308	251,115	(5,807)	(2.3%)
Income Tax	(146,600)	(107,125)	(39,475)	36.9%	(61,977)	(75,741)	13,764	(18.2%)

NET INCOME	457,960	302,327	155,633	51.5%	183,331	175,374	7,957	4.5%
Shareholders of the parent company	418,092	275,658	142,434	51.7%	167,267	161,916	5,352	3.3%
Non-controlling interest	39,868	26,669	13,199	49.5%	16,064	13,459	2,605	19.4%

Earning per share (Ch$ /share) (1)	6.04	3.99	2.06	51.7%	2.42	2.34	0.08	3.3%

(1) As of September 30, 2024 and September 30, 2023 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 941,558 million as of September 30, 2024, which represents a Ch$ 298,085 million increase, equivalent to 46.3%, when compared to the same period of 2023. This variation is primarily explained by greater energy sales in the Generation and the Distribution and Networks business segments, in addition to lower operating costs resulting from lower fuel consumption costs and gas commercialization costs both in the Generation business segment.

During Q3 2024, consolidated EBITDA amounted to Ch$ 379,815 million, which represents a Ch$ 58,721 million increase when compared to Q3 2023, primarily explained by greater energy sales in the Generation and the Distribution and Networks business segments and also higher gas sales.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative and quarterly basis as of September 30, 2024, and 2023, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Sep-24	Sep-23	Change	% Change	Q3 2024	Q3 2023	Change	% Change

Generation business revenues	2,600,017	2,516,147	83,870	3.3%	925,716	809,887	115,829	14.3%
Distribution & Networks business revenues	1,284,020	959,358	324,661	33.8%	453,711	319,658	134,053	41.9%
Less: consolidation adjustments and other activities	(316,431)	(298,243)	(18,188)	6.1%	(124,173)	(93,569)	(30,604)	32.7%
Total Consolidated Revenues	3,567,606	3,177,263	390,343	12.3%	1,255,254	1,035,976	219,278	21.2%

Generation business costs	(1,520,739)	(1,761,327)	240,588	(13.7%)	(483,876)	(448,830)	(35,045)	7.8%
Distribution & Networks business costs	(1,132,986)	(815,370)	(317,616)	39.0%	(410,096)	(271,248)	(138,848)	51.2%
Less: consolidation adjustments and other activities	293,083	289,142	3,941	1.4%	116,892	91,910	24,982	27.2%
Total Consolidated Procurement and Services Costs	(2,360,642)	(2,287,556)	(73,087)	3.2%	(777,080)	(628,168)	(148,912)	23.7%

Personnel Expenses	(38,843)	(41,765)	2,923	(7.0%)	(13,078)	(15,035)	1,957	(13.0%)
Other expenses by nature	(119,546)	(103,372)	(16,174)	15.7%	(45,517)	(36,834)	(8,684)	23.6%
Total Generation business	(158,389)	(145,137)	(13,251)	9.1%	(58,595)	(51,868)	(6,727)	13.0%
Personnel Expenses	(22,753)	(19,856)	(2,897)	14.6%	(7,340)	(5,941)	(1,399)	23.6%
Other expenses by nature	(63,741)	(55,260)	(8,481)	15.4%	(25,075)	(20,931)	(4,144)	19.8%
Total Distribution & Networks business	(86,493)	(75,116)	(11,378)	15.2%	(32,415)	(26,872)	(5,543)	20.6%
Less: consolidation adjustments and other activities	(20,524)	(25,981)	5,458	(21.0%)	(7,349)	(7,974)	625	(7.8%)

EBITDA, by business segment
Generation business EBITDA	920,889	609,683	311,206	51.0%	383,245	309,188	74,057	24.0%
Distribution & Networks business EBITDA	64,540	68,872	(4,332)	(6.3%)	11,200	21,539	(10,339)	(48.0%)
Less: consolidation adjustments and other activities	(43,871)	(35,082)	(8,789)	25.1%	(14,630)	(9,634)	(4,997)	51.9%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	941,558	643,473	298,085	46.3%	379,815	321,094	58,721	18.3%

Generation business EBITDA

EBITDA of our Generation business segment reached Ch$ 920,889 million as of September 30, 2024, which is Ch$ 311,206 million, or 51% greater than the figure for the same period of 2023. Regarding quarterly results, Q3 2024 EBITDA for this business segment increased Ch$ 74,057 million when compared to Q3 2023.

The main variables that explain this result are described below:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

▪	Operating revenues amounted to Ch$ 2,600,017 million as of September 30, 2024, which is Ch$ 83,870 million, or 3.3%, greater than the figure as of September 2023, mainly due to the following:

>	Greater energy sales revenue amounting to Ch$ 266,910 million, mainly explained by: (i) a +2,792 GWh increase in physical sales amounting to Ch$ 236,050 million, due to greater regulated customer sales (+1,719 GWh), spot market sales (+709 GWh) and sales to unregulated customers (+364 GWh); and (ii) greater revenue from a higher average sales price when expressed in Chilean pesos for Ch$ 64,561 million. These effects were partially offset by lower revenue from exchange rate hedges for Ch$ 39,881 million.

The aforementioned was partially offset by:

>	Lower other sales for Ch$ 121,876 million, mainly explained by lower result from commodity hedges for Ch$ 124,270 million due to less transactions in 2024 because of a lower volume of gas sales.

>	Lower other operating revenues for Ch$ 60,641 million, mainly explained by: (i) the Ch$ 26,941 million lower additional revenue related to the improvement of commercial terms of transactions with energy and fuel suppliers in 2023; and (ii) lower revenue from commodity hedges for Ch$ 35,523 million.

Operating revenues for Q3 2024 reached Ch$ 925,716 million, which represents a Ch$ 115,829 million increase when compared to Q3 2023. This variation is mainly due to the following:

>	Greater energy sales revenue amounting to Ch$ 82,004 million, explained by: (i) a +597 GWh increase in physical sales amounting to Ch$ 60,788 million, due to greater regulated customer sales (+516 GWh), spot market sales (+3 GWh), and unregulated customer sales (+78 GWh); and (ii) greater revenue related to the positive average energy sale price effect when expressed in Chilean pesos for Ch$ 20,247 million.

>	Greater other sales for Ch$ 49,309 million, mainly explained by higher gas sales for Ch$ 49,305 million.

The aforementioned was partially compensated by:

>	Lower other operating revenues for Ch$ 15,469 million, mainly explained by: (i) lower revenue from commodity hedges for Ch$ 24,756 million; and (ii) lower revenue from regasification services for Ch$ 2,517 million. These effects were partially offset by the Ch$ 11,385 million greater additional revenue related to better commercial terms of transactions with energy suppliers this year.

▪	Operating costs as of September 30, 2024, reached Ch$ 1,520,739 million, which represents a Ch$ 240,588 million, or 13.7% reduction when compared to September 2023, mainly explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

>	Lower fuel consumption costs amounting to Ch$ 170,022 million, due to: (i) lower gas consumption costs for Ch$ 91,980 million primarily due to lower gas-fired electricity generation and a lower average purchase price; (ii) lower cost of commodity hedges for Ch$ 67,545 million; and (iii) lower fuel-oil consumption costs for Ch$ 10,497 million primarily due to lower oil-fired power generation.

>	Lower other variable procurement and services costs for Ch$ 49,437 million, mainly explained by: (i) lower commodity hedging costs for Ch$ 35,570 million; and (ii) lower gas commercialization cost of sales for Ch$ 16,242 million.

>	Lower energy purchases for Ch$ 35,481 million, primarily due to the lower average purchase price expressed in Chilean pesos in spite of the total +1,759 GWh increase in physical energy purchases (+1,981 GWh more purchases from other power generators, partly offset by -222 GWh less purchases on the spot market).

The aforementioned was partially offset by:

>	Higher transportation expenses for Ch$ 14,352 million, explained by higher regasification and gas transportation costs for Ch$ 27,066 million, partially offset by a Ch$ 12,714 million reduction in tolls.

Operating costs for Q3 2024 reached Ch$ 483,875 million, which represents a Ch$ 35,045 million increase when compared to Q3 2023. This variation is mainly due to the following:

>	Greater other variable procurement and services costs for Ch$ 33,645 million, mainly explained by: (i) greater gas cost of sales for Ch$ 43,888 million, partially offset by (ii) lower commodity hedges for Ch$ 6,893 million.

>	Higher energy purchases for Ch$ 32,386 million, mainly due to +1,129 GWh greater physical purchases (+519 GWh more purchases from other power generators and +610 GWh on the spot market).

>	Greater transportation costs for Ch$ 4,591 million, mainly explained by higher regasification and gas transportation costs for Ch$ 4,229 million.

These effects were partially offset by:

>	Lower fuel consumption costs for Ch$ 35,576 million, mainly explained by: (i) a Ch$ 17,101 million decrease in gas consumption costs; and (ii) a decrease in the cost of commodity hedges for Ch$ 16,208 million.

▪  Personnel expenses (net of personnel expense capitalization) reached Ch$ 38,843 million as of September 30, 2024, which represents a Ch$ 2,923 million decrease when compared to September 2023, mainly explained by: (i) lower salaries for Ch$ 1,718 million; (ii) lower employee vacation provisions for Ch$ 1,444 million, and (iii) lower expenses of health and quality of life benefits, annual performance bonuses and other recurrent expenses for Ch$ 1,386 million. These effects were offset by: (i) less capitalization of personnel expenses for Ch$ 3,233 million, primarily in Enel Generación Chile related to the Los Cóndores power plant project; and (ii) greater severance expenses for Ch$ 1,676 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

During Q3 2024, personnel expenses (net of personnel expense capitalization) reached Ch$ 13,078 million, which represents a Ch$ 1,957 million decrease when compared to Q3 2023, mainly explained by: (i) lower expenses of health and quality of life benefits, annual performance bonuses and other recurrent expenses for Ch$ 1,151 million; and (ii) lower salaries for Ch$ 597 million. These effects were offset by: (i) less capitalization of personnel expenses for Ch$ 1,556 million, primarily in Enel Generación Chile related to the Los Cóndores power plant project; and (ii) greater severance expenses for Ch$ 1,532 million.

▪  Other expenses as of September 30, 2024, amounted to Ch$ 119,546 million, which represents a Ch$ 16,174 million increase when compared to September 30, 2023, mainly explained by: (i) a Ch$ 6,915 million increase in insurance premium expenses; (ii) greater maintenance and repair services for Ch$ 4,846 million due to the commissioning of new solar and wind projects; and (iii) greater expenses on outsourced services for Ch$ 2,518 million.

During Q3 2024, other expenses amounted to Ch$ 45,517 million, a Ch$ 8,684 million increase when compared to the figure for Q3 2023, mainly explained by: (i) a Ch$ 2,081 million increase in insurance premiums; (ii) higher leasing and rental expenses for Ch$ 1,162 million; and (iii) greater maintenance and repair services for Ch$ 1,110 million due to the commissioning of new solar and wind projects.

Distribution & Networks business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 64,540 million as of September 30, 2024, which represents a Ch$ 4,332 million, or 6.3% decrease when compared to the figure as of September 2023. During Q3 2024, EBITDA of this business decreased Ch$ 10,339 million when compared to Q3 2023.

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 1,284,020 million as of September 30, 2024, which represents a Ch$ 324,661 million increase when compared to the figure for the same period of 2023. This 33.8% increase is mainly explained by the following:

>	Greater energy sales revenue amounting to Ch$ 332,161 million, explained by (i) a higher average sales price when expressed in Chilean pesos for Ch$ 181,549 million; (ii) greater revenue for Ch$ 112,615 million due to tariff discount estimates booked as of September 2023 related to provisions of Law No. 21,472 referred to as “end customer benefit”; and (iii) greater physical energy sales (+342 GWh) mainly in the industrial and commercial customer segments amounting to Ch$ 37,997 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

These effects were partially offset by:

>	Lower revenues from other services amounting to Ch$ 9,369 million, due to lower revenue from the construction of customer power connections and public lighting for Ch$ 9,559 million, partially offset by greater revenue from customer connection services for Ch$ 190 million.

During Q3 2024, operating revenues amounted to Ch$ 453,711 million, which represents a Ch$ 134,053 million increase when compared to Q3 2023, mainly explained by the following:

>	Greater energy sales revenue amounting to Ch$ 135,282 million, due to : (i) a higher average sales price when expressed in Chilean pesos for Ch$ 80,941 million; (ii) greater revenue for Ch$ 41,026 million due to tariff discount estimates booked as of September 2023 related to provisions of Law No. 21,472 referred to as “end customer benefit”; and (iii) higher physical energy sales (+115 GWh) mainly in the residential customer segment and tolls for Ch$ 13,315 million.

These effects were partially offset by:

>	Lower revenue from other services amounting to Ch$ 3,181 million, primarily due to lower revenue from the construction of customer power connections and public lighting for Ch$ 2,917 million.

▪  Operating costs reached Ch$ 1,132,986 million as of September 30, 2024, which represents a Ch$ 317,616 million or 39% increase when compared to September 2023, explained by:

>	Greater energy purchase costs for Ch$ 313,477 million, mainly due to: (i) a higher average purchase price when expressed in Chilean pesos for Ch$ 166,034 million; (ii) a Ch$ 112,615 million greater cost due to tariff discount estimates booked as of September 2023 related to provisions of Law No. 21,472 referred to as “end customer benefit”; and (iii) higher physical energy purchases (+418 GWh) for Ch$ 34,828 million this period.

>	Greater other procurement and services costs for Ch$ 3,491 million, mainly explained by: (i) greater fines imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 8,272 million; (ii) greater costs related to emergency call center services for Ch$ 984 million. These effects were partially offset by: (i) lower costs of value-added services for Ch$ 2,792 million; (ii) lower costs related to disconnecting and reconnecting customers’ power supply for Ch$ 2,508 million; and (iii) a Ch$ 465 million reduction in debt forgiveness to commercial customers.

During Q3 2024, operating costs reached Ch$ 410,096 million, which represents a Ch$ 138,848 million increase when compared to Q3 2023, mainly explained by:

>	Greater energy purchase costs for Ch$ 134,700 million, due to: (i) a higher average purchase price when expressed in Chilean pesos for Ch$ 85,760 million; (ii) a Ch$ 41,026 million cost increase due to tariff discount estimates booked during the first semester of 2023 related to provisions of Law No. 21,472 referred to as “end customer benefit”; and (iii) higher physical energy purchases (+86 GWh) for Ch$ 7,914 million this period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

>	Greater other procurement and services costs for Ch$ 3,390 million, mainly explained by: (i) greater fines imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 5,158 million; and (ii) greater costs related to emergency call center services for Ch$ 695 million. These effects were partially offset by: (i) lower costs related to disconnecting and reconnecting customers’ power supply for Ch$ 1,234 million; (ii) lower costs of value-added services for Ch$ 612 million; and (iii) a Ch$ 617 million reduction in debt forgiveness to commercial customers.

▪  Personnel expenses (net of capitalized personnel costs) amounted to Ch$ 22,753 million as of September 30, 2024, which represents a Ch$ 2,897 million increase when compared to September 2023, mainly due to collective bargaining bonuses for Ch$ 4,920 million. This was partially offset by greater capitalization of personnel expenses related to investment projects for Ch$ 1,845 million.

During Q3 2024, personnel expenses (net of capitalized personnel costs) amounted to Ch$ 7,340 million, a Ch$ 1,399 million increase when compared to the figure for Q3 2023, mainly explained by: (i) higher salaries for Ch$ 446 million; and (ii) lower capitalization of personnel expenses related to investment projects for Ch$ 811 million.

▪  Other expenses amounted to Ch$ 63,741 million as of September 30, 2024, which represents a Ch$ 8,481 million increase when compared to the same period of 2023, mainly explained by higher network maintenance and repair costs related to the extreme weather events, which include the force majeure events recorded on August 1 and 2 this year.

During Q3 2024, Other expenses amounted to Ch$ 25,075 million, a Ch$ 4,144 million increase when compared to the figure for Q3 2023, also mainly due to higher network maintenance and repair costs related to the force majeure events recorded on August 1 and 2 this year.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group quarterly and accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of September 30, 2024, compared to September 30, 2023:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

	Cumulative Figures (Figures in million Ch$)
	Sep-24			Sep-23
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	920,889	(179,963)	740,926	609,683	(144,189)	465,494
Distribution & Networks business	64,540	(54,262)	10,278	68,872	(47,490)	21,382
Less: consolidation adjustments and other activities	(43,871)	(3,245)	(47,117)	(35,082)	(1,984)	(37,066)

TOTAL ENEL CHILE CONSOLIDATED	941,558	(237,471)	704,087	643,473	(193,663)	449,810

	Quarterly Figures (Figures in million Ch$)
	Q3 2024			Q3 2023
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	383,245	(63,006)	320,239	309,188	(53,227)	255,961
Distribution & Networks business	11,200	(17,068)	(5,868)	21,539	(15,221)	6,318
Less: consolidation adjustments and other activities	(14,630)	(1,309)	(15,939)	(9,634)	(1,500)	(11,134)

TOTAL ENEL CHILE CONSOLIDATED	379,815	(81,383)	298,432	321,094	(69,949)	251,145

Depreciation, amortization, and impairment costs amounted to Ch$ 237,471 million for the period ended September 30, 2024, which represents a Ch$ 43,808 million increase when compared to the same period of last year. This variation is mainly explained by:

>	Greater depreciation and amortization for Ch$ 39,344 million, mainly due to: (i) a greater expense in the Generation business for Ch$ 34,953 million explained by higher expenses in EGP Chile for Ch$ 46,881 million primarily related to the commissioning of new solar generation units and the increase in the US dollar/Chilean peso exchange rate, partially offset by a Ch$ 14,598 million lower expense due to the sale of Arcadia Generación Solar S.A. in October 2023 and resulting removal from the Company’s consolidation perimeter; (ii) greater expenses in the Distribution and Networks business for Ch$ 2,267 million due to the commissioning of projects that were previously in the development stage; and (iii) greater expenses in the parent company Enel Chile for Ch$ 1,397 million due to greater depreciation of right of use assets related to the lease of the Group’s new corporate building located at the Tobalaba Urban Market (“MUT” in its Spanish acronym).

>	Greater accounts receivable impairment losses for Ch$ 4,464 million, primarily in the Distribution and Networks business segment for Ch$ 4,505 million due to the higher expected credit loss of residential customers.

During Q3 2024, depreciation, amortization, and impairment costs amounted to Ch$ 81,383 million, which represents a Ch$ 11,434 million increase when compared to Q3 2023. This is mainly explained by: (i) higher depreciation and amortization for Ch$ 9,721 million, primarily in the Generation business segment, due to the commissioning of new power plants; and (ii) greater impairment of accounts receivable for Ch$ 1,712 million, primarily in the Distribution and Networks business segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

NON-OPERATING INCOME

The following chart presents Enel Chile’s quarterly and cumulative consolidated non-operating income as of September 30, 2024, and 2023:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Sep-24	Sep-23	Change	% Change	Q3 2024	Q3 2023	Change	% Change

Financial income	62,018	66,055	(4,037)	(6.1%)	9,207	28,576	(19,369)	(67.8%)
Financial expenses	(173,769)	(143,144)	(30,625)	21.4%	(54,053)	(56,457)	2,404	(4.3%)
Foreign currency exchange differences, net	(16,118)	18,896	(35,014)	(185.3%)	(14,543)	25,449	(39,992)	(157.1%)
Gain (Loss) for indexed assets and liabilities	21,893	9,201	12,692	137.9%	1,992	1,291	701	54.3%
FINANCIAL RESULT	(105,976)	(48,993)	(56,983)	116.3%	(57,397)	(1,141)	(56,256)	n/a

Net Income from other investments	(292)	1,833	(2,125)	(115.9%)	40	(57)	96	(169.5%)
Net Income from Sale of Assets	-	586	(586)	(100.0%)	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method	6,740	6,215	526	8.5%	4,234	1,168	3,065	262.4%
OTHER NON-OPERATING RESULTS	6,448	8,634	(2,186)	(25.3%)	4,273	1,111	3,162	284.5%

NET INCOME BEFORE TAXES	604,559	409,451	195,108	47.7%	245,308	251,115	(5,807)	(2.3%)
Income Tax	(146,600)	(107,125)	(39,475)	36.9%	(61,977)	(75,741)	13,764	(18.2%)

NET INCOME OF THE PERIOD	457,960	302,327	155,633	51.5%	183,331	175,374	7,957	4.5%
Attributable to Shareholders of the parent company	418,092	275,658	142,434	51.7%	167,267	161,916	5,352	3.3%
Attributable to Non-controlling interest	39,868	26,669	13,199	49.5%	16,064	13,459	2,605	19.4%

Financial Result

The consolidated financial result of Enel Chile as of September 30, 2024, amounted to a Ch$ 105,976 million loss, which represents a Ch$ 56,983 million negative variation when compared to the Ch$ 48,993 million loss booked for the same period of 2023. During Q3 2024, consolidated financial result amounted to a Ch$ 57,397 million loss, significantly higher than the Ch$ 1,141 million loss for Q3 2023.

The most relevant variables that explain this result are described the below:

Financial income decreased Ch$ 4,037 million, mainly explained by lower income on short-term fixed income investments amounting to Ch$ 11,736 million. This was partially offset by greater interest income for Ch$ 8,125 million on electricity distribution company accounts receivable related to billings that have been pending the issuance of the corresponding tariff decrees.

During Q3 2024, financial income decreased Ch$ 19,369 million when compared to the same quarter of 2023, mainly explained by: (i) lower interest income for Ch$ 11,577 million on electricity distribution company accounts receivable related to billings that have been pending due to the postponement of the issuance of the corresponding tariff decrees; and (ii) lower income on short-term fixed income investments amounting to Ch$ 3,323 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

Financial expenses increased Ch$ 30,625 million, primarily explained by: (i) higher interest expenses on bonds and bank loans amounting to Ch$ 12,352 million; (ii) greater financial expenses related to improvements to suppliers payment schedule for Ch$ 7,962 million; (iii) higher financial expenses for Ch$ 9,915 million due to financial accounts receivable factoring related to the Company’s financial leasing contracts involved in electric mobility projects; and (iv) higher financial expenses with related parties for Ch$ 7,062 million related to higher debt with Enel Finance International (EFI); and (v) a Ch$ 3,326 million increase in bank fees and commissions. These effects were partially compensated by a Ch$ 9,992 million reduction in financial expenses related to the Ch$ 7,671 million reduction in accounts receivable factoring transactions, which mainly respond to the issuance of Tariff Stabilization Law No. 21,185.

During Q3 2024, financial expenses decreased Ch$ 2,404 million when compared to Q3 2023, explained by: (i) lower interest expenses on bonds and bank loans amounting to Ch$ 1,505 million; (ii) lower financial expenses with related parties for Ch$ 1,253 million resulting from a higher amount of debt with Enel Finance International (EFI); (iii) a Ch$ 992 million reduction in financial expenses related to the Ch$ 7,671 million reduction in accounts receivable factoring transactions, which mainly respond to the issuance of Tariff Stabilization Law No. 21,185; and (iv) lower bank fees and commissions for Ch$ 3,045 million. These effects were partially offset by greater financial expenses due to a reduction in interest capitalization for Ch$ 4,391 million.

Income related to indexation increased Ch$ 12,692 million, mainly explained by: (i) higher income from indexation of trade accounts receivable for Ch$ 9,733 million, which includes the Ch$ 10,447 million positive effect related to billings to electricity distribution companies pending the issuance of the respective tariff decrees that have been postponed; (ii) greater positive effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 5,957 million; and (iii) higher income from trade accounts payable indexation for Ch$ 1,336 million. These effects were partially offset by lower income from the indexation of recoverable taxes for Ch$ 4,827 million.

During Q3 2024, income related to indexation increased Ch$ 701 million when compared to Q3 2023, mainly due to: (i) higher income from other non-financial asset indexation for Ch$ 540 million; (ii) greater negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 1,260 million. These effects were partially offset by higher income from indexation of trade accounts receivable for Ch$ 1,075 million.

The net loss from exchange rate differences increased Ch$ 35,014 million, mainly explained by: (i) higher negative exchange rate differences on trade accounts payable for Ch$ 63,469 million, which includes the Ch$ 8,665 million positive effect related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,667[3] that dollarized pending billings to regulated customers; (ii) lower positive exchange rate differences on trade accounts receivable to related parties for Ch$ 37,314 million; (iii) lower positive exchange rate differences on trade accounts receivable for Ch$ 20,638 million, which includes the Ch$ 39,110 million negative effect related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,667; and (iv) greater negative exchange rate differences on cash and cash equivalents for Ch$ 6,714 million.

3 For further detail see the Regulatory Changes section of this document and Note 9.a.1) of Enel Chile Consolidated Financial Statements as of September 30, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

The aforementioned was partially offset by: (i) lower negative exchange rate differences on financial debt and derivative instruments for Ch$ 56,936 million; (ii) higher positive exchange rate differences on other financial and non-financial assets for Ch$ 21,538 million; and (iii) lower negative exchange rate differences on trade accounts payable to related parties for Ch$ 16,950 million related to EFI loans.

During Q3 2024, net loss from exchange rate differences increased Ch$ 39,992 million when compared to Q3 2023, mainly explained by: (i) greater negative exchange rate differences on trade accounts receivable from related parties for Ch$ 327,166 million related to EGP Chile; and (ii) higher negative exchange rate differences on trade account receivable for Ch$ 223,750 million that includes the Ch$ 170,454 million negative effect related to Tariff Stabilization mechanisms established by Laws 21,185 and 21,472 and Law No. 21,667.

The aforementioned was partially offset by: (i) greater positive exchange rate differences on trade accounts payable to related parties for Ch$ 231,809 million related to EFI loans; (ii) higher positive exchange rate differences on financial debt and derivative instruments for Ch$ 196,369 million; and (iii) greater positive exchange rate differences on trade accounts payable for Ch$ 84,487 million that includes the Ch$ 49,361 million positive effect related to the tariff stabilization mechanisms established by No. 21,185, Law No. 21,472, and Law No. 21,667.

Other non-operating results

Net income from companies accounted for using the equity method increased Ch$ 526 million when compared to the figure for the same period of last year, mainly due to a Ch$ 850 million higher profit from GNL Chile S.A.

During Q3 2024, Net income from companies accounted for using the equity method increased Ch$ 3,065 million when compared to Q3 2023 mainly due to a higher profit from GNL Chile S.A.

Corporate income taxes

Corporate income tax reached a Ch$ 146,600 million loss as of September 30, 2024, a Ch$ 39,475 million higher expense when compared to the same period of 2023, primarily explained by: (i) a Ch$ 47,914 million greater tax expense due to the Company’s higher profit; (ii) a Ch$ 2,564 million higher tax expense related to price-level restatement. These effects were partially compensated by a Ch$ 13,148 million lower tax expense related to booking Arcadia Generación Solar S.A. as an asset available for sale in 2023.

During Q3 2024, Corporate income tax reached a Ch$ 61,977 million loss, a Ch$ 13,764 million lower expense when compared to Q3 2023. This is primarily explained by: (i) a Ch$ 1,568 million lower tax expense due to the Company’s lower profit; (ii) a Ch$ 4,418 million lower tax expense related to price-level restatement; and (iii) a Ch$ 7,857 million lower tax expense related to booking Arcadia Generación Solar S.A. as an asset available for sale in 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

2.	BALANCE SHEET ANALYSIS

Total assets of the Company as of September 30, 2024, increased Ch$ 806,717 million, when compared to total assets as of December 31, 2023.

ASSETS (Figures in million Ch$)	Sep-24	Dec-23	Change	% Change

Current Assets	2,556,029	2,370,971	185,058	7.8%
Non Current Assets	10,084,408	9,462,750	621,659	6.6%

Total Assets	12,640,438	11,833,721	806,717	6.8%

Current Assets increased Ch$ 185,058 million as of September 30, 2024. The variations in the main categories are presented below:

•	Trade accounts receivable and other current accounts receivable increased Ch$ 319,691 million, mainly due to greater trade accounts receivable for Ch$ 334,984 million. This is explained by the following main factors: (i) a Ch$ 385,410 million increase during the period resulting from the application of the tariff stabilization mechanisms established by Law regarding regulated customers; (ii) a Ch$ 18,096 million increase related to pending resettlements of billings to electricity distribution companies awaiting the issuance of the corresponding tariff decrees, partially offset by a Ch$ 64,638 million reduction due to accounts receivable factoring related to Law No. 21,472. These effects were partially offset by: (i) lower accounts receivable for advance payments to suppliers for Ch$ 14,701 million; and (ii) lower financial leasing receivables for Ch$ 3,266 million.

The aforementioned was partially compensated by:

•	Lower Cash and cash equivalents for Ch$ 86,760 million, mainly explained by the following cash disbursements: (i) supplier payments for Ch$ 3,121,052 million; (ii) purchase of property, plants and equipment for Ch$ 552,094 million; (iii) payment of bonds and bank loans for Ch$ 592,928 million; (iv) dividend payments for Ch$ 340,046 million; (v) income tax payments for Ch$ 157,563 million; (vi) employee-related payments for Ch$ 98,452 million; (vii) interest payments for Ch$ 146,298 million; (viii) purchase of intangible assets for Ch$ 25,357 million; (ix) leasing payments for Ch$ 13,125 million; and (x) other payments related to financing activities for Ch$ 19,133 million, mainly value added tax and other tax payments. These effects were partially offset by: (i) customer collections for Ch$ 4,127,310 million, which includes a Ch$ 1,135,845 million cash inflow from factoring both Generation and Distribution and Networks businesses trade accounts receivable; (ii) loans granted by EFI to Enel Chile for Ch$ 451,528 million; and (iii) bank loans for Ch$ 448,296 million.

•	Lower Current accounts receivable from related parties for Ch$ 27,452 million, mainly explained by lower financial derivative accounts receivable for Ch$ 23,149 million.

•	A Ch$ 21,850 million decrease in Other current non-financial assets, mainly explained by a Ch$ 11,711 million decrease in value added tax credits and other taxes, and a Ch$ 11,217 million decrease in advance payments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

Non-Current Assets increased Ch$ 621,659 million when compared to the balance as of December 31, 2023. The variations in the main categories are presented below:

•	Property, plant, and equipment increased by Ch$ 245,880 million, mainly due to: (i) a Ch$ 361,494 million increase in alternative power generation plants and equipment; (ii) a Ch$ 81,816 million increase in exchange differences of EGP Chile Group; (iii) a Ch$ 25,083 million increase in buildings and land. These effects were partially offset by Ch$ 189,482 million in depreciation this period, and higher dismantling provisions for Ch$ 8,422 million.

•	Trade accounts receivable and other non-current accounts receivable increased Ch$ 267,564 million, mainly explained by higher trade accounts receivable for Ch$ 309,783 million, mainly related to the tariff stabilization mechanisms established by law for regulated customers. The above, partially offset by lower financial leasing receivables for Ch$ 53,836 million, mainly due to lower financial leasing of electric buses belonging to Enel X Chile.

•	A Ch$ 70,743 million increase in intangible assets other than goodwill, mainly explained by: (i) a Ch$ 71,222 million increase in softwares, primarily in the Generation business segment; (ii) a Ch$ 9,949 million increase in development costs; and (iii) a Ch$ 3,691 million increase due to easements and water rights. These effects were partially offset by this period’s amortization for Ch$ 14,748 million.

•	A Ch$ 25,266 million increase in Right of use assets, mainly related to new lease contracts of land for new renewable energy power plant projects of EGP Chile Group for Ch$ 39,914 million. This increase was partially offset by the period’s depreciation for Ch$ 18,351 million.

•	A Ch$ 15,844 million increase in Deferred tax assets, mainly explained by higher tax losses for Ch$ 12,596 million primarily at the parent company Enel Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

The Company’s Total Liabilities as of September 30, 2024, including Equity, reached Ch$ 12,640,438 million, which represents a 6.8% increase when compared to total liabilities as of December 31, 2023.

LIABILITIES AND EQUITY (Figures in million Ch$)	Sep-24	Dec-23	Change	% Change

Current Liabilities	2,211,787	2,793,918	(582,131)	(20.8%)
Non Current Liabilities	5,292,224	4,278,917	1,013,307	23.7%
Total Equity	5,136,427	4,760,886	375,541	7.9%
Attributable to the Shareholders of parent company	4,789,938	4,446,080	343,858	7.7%
Attributable to Non-controlling interest	346,489	314,806	31,683	10.1%

Total Liabilities and Equity	12,640,438	11,833,721	806,717	6.8%

Current liabilities decreased Ch$ 582,131 million as of September 30, 2024. The variations in the main categories are explained below:

•	Other current financial liabilities decreased Ch$ 484,927 million, mainly explained by: (i) a Enel Generación Chile’s Ch$ 406,759 million amortization of bonds (US$ 400 million in Yankee Bond and US$ 21 million in H and M bonds) and (ii) Enel Chile’s Ch$ 141,285 million bank loan repayment (US$ 100 million to BBVA/Mizuho and US$ 50 million to Santander Bank), partly compensated by (i) a Ch$ 45,193 million increase in debt due to exchange rate differences, and (ii) transferring the Ch$ 20,923 million current portion of debt from the long-term to the short-term category.

•	Trade and other current accounts payable decreased Ch$ 130,719 million, mainly explained by lower accounts payable for: (i) asset purchases amounting to Ch$ 261,043 million; (ii) dividends for Ch$ 74,422 million; (iii) fuel purchases for Ch$ 98,750 million; and (iv) accounts payable to personnel for Ch$ 8,999 million. All the above, partially offset by higher accounts payable for energy purchases amounting to Ch$ 292,470 million and greater purchases of goods and services for Ch$ 18,956 million.

The aforementioned was partly compensated by:

•	Increase in Current related party accounts payable for Ch$ 26,617 million, primarily due to greater accounts payable to: (i) Enel Finance International NV (EFI) for Ch$ 188,777 million mainly as a consequence of transferring the Ch$ 86,892 million current portion of debt from the long-term to the short-term category, partially compensated by the payment of the first installment of the loan granted to Enel Chile for Ch$ 76,063 million (US$ 81 million approx.); (ii) Enel Green Power SpA for Ch$ 5,012 million related to technical support services. The above, partially offset by lower accounts payable to: (i) Enel SpA for Ch$ 123,047 million, mainly dividends; (ii) Enel X Way Chile SpA for Ch$ 5,741 million, mainly administrative and other services; (iii) Enel Grids S.r.L. for Ch$ 10,536 million related to technical and IT services; (iv) Enel Global Trading SpA for Ch$ 17,388 million, mainly related to commodity hedges, and technical and IT services; (v) Enel Global Services S.r.l. for Ch$ 4,179 million, mainly related to technical and IT services; and (vi) Enel Green Power SpA for Ch$ 4,242 million related to technical support and engineering services.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

Non-Current Liabilities increased Ch$ 1,013,307 million as of September 30, 2024, mainly explained by the following:

•	Other non-current financial liabilities increased Ch$ 416,803 million, explained by: (i) a Ch$ 403,412 million increase in the balance of bonds and bank loans primarily related to (a) new loans granted by Citibank (US$ 286 million) and SMBC (US$ 50 million) to Enel Chile amounting to a total Ch$ 448,296 million, (b) a Ch$ 44,884 million reduction resulting from debt repayments, partly offset by (c) a Ch$ 33,580 million increase in debt due to exchange rate differences, (d) a Ch$ 20,923 million reduction for transferring the current portion of the debt from the long-term to the short-term category, (e) a Ch$ 16,225 million reduction due to other changes; and (ii) a Ch$ 14,533 million increase in hedging derivative liabilities.

•	Other non-current accounts payable increased Ch$ 310,640 million, mainly explained by higher accounts payable for energy purchases for Ch$ 310,609 million, mainly related to the tariff stabilization mechanisms for regulated customers established by Law.

•	Non-current trade accounts payable to related parties increased Ch$ 257,551 million due to greater accounts payable to EFI mainly due to: (i) disbursements of various committed credit lines for a total Ch$ 527,591 million; and (ii) an increase in debt due to exchange rate differences for Ch$ 11,445 million. These effects were partially offset by a reduction in debt due to transferring Ch$ 258,911 million of the debt from the long-term to the short-term category.

•	Non-current leasing liabilities increased Ch$ 35,818 million, mainly related to new leases for land to develop Group EGP Chile renewable energy projects.

Total Equity amounted to Ch$ 5,136,427 million as of September 30, 2024, representing a Ch$ 375,541 million increase when compared to the figure as of December 31, 2023, and is mainly explained by the following:

•	Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,789,938 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 3,209,252 million, and Other reserves for negative Ch$ 2,301,418 million.

>	Retained earnings increased Ch$ 291,401 million, explained by the period’s Ch$ 418,092 million net income, partially offset by Ch$ 126,691 million in dividend payments.

>	Other reserves increased Ch$ 52,457 million, mainly explained by: (i) greater exchange reserves for Ch$ 25,112 million; and (ii) higher cash flow reserves for Ch$ 25,101 million.

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 346,489 million, a Ch$ 31,683 million increase when compared to the balance as of December 31, 2023, mainly explained by net income of the period for Ch$ 39,868 million in addition to higher Other comprehensive income for Ch$ 4,777 million, partially offset by dividend payments for Ch$ 18,821 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

Performance of main financial ratios

RATIO		UNIT	Sep-24	Dec-23	Sep-23	Change	% Change

Liquidity	Liquidity (1)	Times	1.16	0.85	-	0.31	36.2%
	Acid-test (2)	Times	1.12	0.82	-	0.30	37.0%
	Working capital	MMCh$	344,242	(422,947)	-	767,189	(181.4%)
Leverage	Leverage (3)	Times	1.46	1.49	-	(0.02)	(1.7%)
	Short-term debt (4)%		29.5%	39.5%	-	(10.0%)	(25.4%)
	Long-term debt (5)%		70.5%	60.5%	-	10.0%	16.6%
	Financial expenses coverage (6)	Times	5.60	-	3.78	1.83	48.4%
Profitability	Op. income / Op. Revenues	%	19.7%	-	9.3%	10.5%	112.7%
	ROE (7)%		13.6%	-	18.7%	(5.1%)	(27.2%)
	ROA (8)%		5.6%	-	6.7%	(1.1%)	(16.1%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of September 30, 2024, reached 1.16 times, a 36.2% positive variation when compared to the figure as of December 31, 2023. This variation is mainly explained by the reduction of current financial liabilities primarily related to the amortization of Enel Generación Chile bonds and Enel Chile bank debt, in addition to an increase in trade accounts receivable.

>	Working capital, as of September 30, 2024, amounted to Ch$ 344,242 million, which is a Ch$ 767,189 million positive variation when compared to the negative working capital figure as of December 31, 2023, mainly explained by the effects described above.

>	The debt ratio was 1.46 times, which is the level of commitment of Enel Chile’s equity during this period of 2024 compared to 1.49 times as of December 31, 2023. This decline is mainly explained by the increase in Enel Chile’s equity.

>	The financial expenses coverage ratio for the period ended September 30, 2024, was 5.60 times, which is the ability to cover all financial expenses with EBITDA. The 48.4% increase in this index when compared to September 2023 is due to the higher EBITDA of this period primarily due to greater operating revenues in the Generation and the Distribution and Networks business segments and lower operating costs in the Generation business segment.

>	The profitability index as of September 30, 2024, reached 19.7% compared to 9.3% for the respective period of 2023. The 10.5 percentage points improvement is mainly due to lower operating costs in the Generation business segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

>	Return on equity was 13.6% as of September 30, 2024, equivalent to a 5.1 percentage points reduction when compared to 18.7% return on equity for the same period of 2023. When excluding the extraordinary effects of the comparable moving periods, mainly related to the decarbonization process and the sale of Enel Transmisión Chile and Arcadia Generación Solar, return on equity would have decreased 3.0 percentage points (17.0% as of September 30, 2024, versus 20.0% as of September 30, 2023).

>	Return on assets was 5.6% as of September 30, 2024, which represents a 1.1 percentage point decrease when compared to 6.7% for the same period of 2023. When excluding the extraordinary effects of the comparable moving periods, primarily related to the decarbonization process and the sale of Enel Transmisión Chile and Arcadia Generación Solar, return on assets would have decreased 0.1 percentage points (6.8% as of September 30, 2024, versus 6.9% as of September 30, 2023).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 91,632 million as of September 30, 2024, a Ch$ 492,985 million decrease in cash outflows when compared to 2023. The main factors that explain this lower negative net cash flow are presented below:

NET CASH FLOW (Figures in million Ch$)	Sep-24	Sep-23	Change	% Change

From Operating Activities	676,268	301,667	374,601	124.2%
From Investing Activities	(556,193)	(517,519)	(38,674)	7.5%
From Financing Activities	(211,707)	(368,765)	157,058	(42.6%)

Total Net Cash Flow	(91,632)	(584,617)	492,985	(84.3%)

Net cash flow from operating activities reached Ch$ 676,268 million for the period ended September 30, 2024. It includes the following main cash inflows: (i) collections from sales of goods and services amounting to Ch$ 4,138,874 million; and (ii) collections from leasing assets and then selling such assets for Ch$ 21,382 million. These cash flows were partially offset by: (i) supplier payments for Ch$ 3,121,052 million; (ii) income tax payments for Ch$ 157,563 million; (iii) employee payments for Ch$ 98,452 million; and (iv) other operational cash disbursements for Ch$ 3,168 million, mainly value added tax payments and other taxes.

The Ch$ 374,601 million increase in operating cash inflows when compared to the same period of 2023 is mainly due to changes to the terms and conditions of supplier payments for Ch$ 521,370 million and lower income tax payments for Ch$ 116,371 million. The above was partially offset by lower cash received from the sale of goods and services for Ch$ 298,922 million.

Net cash flow from investing activities amounted to negative Ch$ 556,193 million for the period ended September 30, 2024. These cash flows are mainly comprised of: (i) Ch$ 552,095 million to purchase property, plant, and equipment; and (ii) Ch$ 25,357 million to purchase intangible assets. These cash flows were partially compensated by interest payments received amounting to Ch$ 16,466 million.

The Ch$ 38,674 million negative variation in the Company’s investment cash flow when compared to September 2023, is mainly explained by: (i) lower cash from the sale of property, plant, and equipment for Ch$ 28,661 million received during 2023 due to the sale of the Santa Rosa Complex (former Group’s corporate building); (ii) greater cash outflows to purchase property, plant, and equipment for Ch$ 29,123 million. These effects were partially compensated by lower futures derivatives contract payments for Ch$ 44,197 million.

Net cash flow from financing activities amounted to negative Ch$ 211,707 million for the period ended September 30, 2024. These cash flows are mainly comprised of the following cash outflows: (i) Enel Generación Chile bond payments for Ch$ 406,759 million; (ii) dividend payments for Ch$ 340,046 million; (iii) bank loan payments to BBVA/Mizuho (US$ 100 million) and Santander Bank

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

(US$ 50 million) for a total Ch$ 186,169 million; (iv) interest payments for Ch$ 146,298 million; and (v) leasing liability payments and other cash outflows for Ch$ 13,125 million. These effects were partially offset by the following cash inflows: (i) net cash received by Enel Chile from financing provided by EFI for Ch$ 451,528 million; and (ii) new loans for Ch$ 448,296 million granted by Citibank (US$ 286 million), SMBC (US$ 50 million) and DNB Bank/Citibank (US$ 150 million) to Enel Chile.

The Ch$ 157,058 million positive variation in the Company’s financial cash flow when compared to the figure as of September 30, 2023, is mainly explained by: (i) greater amount of cash received from loans granted by EFI to Enel Chile for Ch$ 440,807 million; (ii) new loans for Ch$ 287,667 million granted by Citibank (US$ 286 million) and SMBC (US$ 50 million) and DNB Bank/Citibank (US$ 150 million) to Enel Chile. These cash flows were partially compensated by greater repayments of bonds and bank loans for Ch$ 572,549 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the nine-month periods ended September 30, 2024, and 2023.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Sep-24	Sep-23	Sep-24	Sep-23

Generation business	491,301	471,336	179,524	144,571
Distribution & Networks business	49,675	58,028	38,367	36,041
Other business activities	11,119	3,828	4,630	2,631

Total Consolidated ENEL CHILE Group	552,095	533,192	222,521	183,243

The most relevant cash outflows originate in the Generation business segment and are primarily related to the construction of new renewable generation projects that amounted to Ch$ 491,301 million as of September 30, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

ENEL CHILE INTEREST RATE (%)	September 30, 2024	December 31, 2023

Fixed Interest Rate	76%	88%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives in June 2023, in line with market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the 2024 period, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2024, we hold active hedges in Brent Dated totaling 220 kbbl related to purchases, with no positions in sales contracts. Regarding gas, our hedges include 900 TBtu in purchases and 0 TBtu in sales, both linked to Henry Hub Future, with no outstanding Henry Hub Swap obligations. In the API2 segment, we have 15 kTon in active hedges to be settled, all corresponding to sales contracts. As of December 31, 2023, the Company held Brent hedges for 551 Kbbl to be settled for purchases and for 217 Kbbl to be settled for sales. With respect to gas, there were hedges for two commodities as of December 31, 2023: a) the Henry Hub Swap with 1.5 TBtu to be settled for sales; and b) the Henry Hub Future with 5.9 TBtu and 3.9 TBtu to be settled for purchases and sales, respectively. Regarding coal, there were hedges for 47 kTon as of December 31, 2023 to be settled for sales.

According to the operating conditions that are updated permanently, these hedges may be amended or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the 2024 period, due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of September 30, 2024, the liquidity of Enel Chile Group was Ch$ 476,531 million in cash and cash equivalents and Ch$ 673,260 million in in long-term committed credit lines. As of December 31, 2023, the liquidity of Enel Chile Group was Ch$ 563,291 million in cash and cash equivalents and Ch$ 473,645 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt, excluding the one designated as a hedging instrument.
>	Derivatives for debt hedging.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio including:

>	Exchange rates of the different currencies involved in the calculation, with respect to the Chilean peso.
>	Interest rate of financial expenses.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 420,181 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit facilities under New York State law, one subscribed in October 2021 maturing in October 2025, and another entered into in March 2024 maturing in March 2027, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit lines contain provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

In connection with the bank loan under Italian law, signed in August 2022 and maturing in December 2038, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$150 million and whose amount in arrears also exceeds the equivalent of US$150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2024

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of September 30, 2024.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Executive Officer

Date: October 30, 2024